Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Merger Times

February 14, 2006

Vol. 1

Regulatory Filings On Track

Last week, Constellation Energy and FPL Group, Inc. filed a joint application with the Federal Energy Regulatory Commission (FERC) seeking approval of the merger.

The FERC application notes that the combined company will have a geographically diverse generating fleet with approximately 46,000 megawatts of capacity, as well as a more balanced portfolio of fuel types and dispatch capabilities.

The application also noted that the regulated utility operations will remain independent, but they will share best practices. It is also expected that certain operating efficiencies will result from the transaction. In addition, the combined company will have expanded expertise in nuclear operations.

“This filing marks another important step forward in our process to gain approval for the merger and is consistent with the timeframe that we outlined when we announced the transaction last December,” said Mayo Shattuck. “We expect to obtain the necessary regulatory approvals and close the merger during the third or fourth quarter this year. The combined company will be the premier competitive energy provider in the country with attractive growth and a balanced profile, providing benefits to our shareholders, customers and employees.”

The application also demonstrates that the merger satisfies the standards established by the FERC for determining whether a merger is consistent with the public interest. The merger will not adversely affect rates, the competitiveness of wholesale electric markets or the scope of regulatory jurisdiction exercised by the FERC or states affected by this merger.

In addition to the FERC application, the companies recently filed applications with the Public Utility Commission of Texas and the Nuclear Regulatory Commission. Constellation Energy also recently filed an application related to the merger with the Maryland Public Service Commission.

Keeping You Informed

Throughout this time of change, we are committed to communicating with you openly and honestly.

We have developed this newsletter to provide you with information related to the merger and the integration process. We plan to publish this newsletter regularly and welcome your feedback and thoughts.

In addition, we launched a new Merger site on myConstellation to provide you with a centralized source for relevant, fact-based information regarding the merger and integration. We will update this site on a regular basis with information we hope you will find useful. The portal is accessible via the Merger link on the left navigation bar of myConstellation.

Our goal is to keep you informed, but we also want to hear from you. We want to know what’s on your mind and what questions you might have. You are encouraged to submit your questions or comments using the Got a Question? feature on the merger site or you can submit a question to Merger Times in Outlook.

Important Information About Data Sharing with FPL

Constellation Energy and FPL Group remain competitors in several business areas and markets, and communications and data sharing between our respective employees must be limited while the merger is pending. For this reason, any non-public information you may wish to share with FPL should be cleared through the Integration Management Office (IMO). You may contact the IMO via e-mail at imo@constellation.com for questions related to data sharing.

Got a Question?

Q. How will this merger affect Constellation Energy employees?

A. There will be no immediate impact and it is anticipated there will be little to no impact through 2006. While the merger is proceeding through the regulatory review process, Constellation Energy will remain an independent company and will continue to focus on its current business plans and objectives. In fact, it’s very important employees stay focused on their current responsibilities.

Q. When will I know whether, and how, the transaction will affect me?

A. That has not been determined. We expect to obtain the necessary regulatory approvals and close the proposed merger during the third or fourth quarter this year. During that time, integration teams will analyze a host of personnel and operational issues. Decisions will be announced when appropriate.

Q. As a Constellation Energy employee, should I contact my counterparts at FPL Group to discuss transition plans?

A. Not unless you are explicitly authorized to do so. All operational decisions will be made by a designated integration team, on which both companies will be represented. That group will make those decisions based on what makes the most sense for the combined enterprise, its customers and its shareholders. It’s important to remember at all times that until the merger transaction is completed, Constellation Energy and FPL Group are legally and operationally separate companies. Until the transaction is completed, both companies must and will continue to pursue their respective business activities as separate, stand-alone enterprises, exactly as before.

Q. Long term, how will this affect my pay, benefits, Employee Savings Plan or pension?

A. Each company offers competitive compensation and employee benefits, including an Employee Savings Plan and retirement plans. Until the merger is closed, employees will continue under their current plans. The combined company will develop its own pay and benefits policies.

Q. What can Constellation Energy and FPL Group do better together than they could do separately?

A. Many things. For example, FPL Group is a leader in wind energy, an area in which Constellation Energy has little experience. While FPL Group has competitive businesses, it will gain access to Constellation Energy’s risk management and customer-facing competitive businesses, each market leaders in the wholesale and retail sectors. Most important, FPL Group and Constellation Energy can grow more profitably together than separately. This merger doubles our size, combining a leading customer-facing and risk-management operation with a greatly expanded generation asset base.

Q. What’s our strategy? Utility or competitive markets?

A. Both. The company is committed to a growth strategy and this combination will allow the combined company to grow beyond what either company could have achieved individually. Our goal is to achieve a balanced mix of regulated and competitive businesses, because experience has shown that both are necessary for each to grow and thrive. This merger is about creating a combined enterprise very well positioned for long-term strength, growth and success.

Non-Solicitation and Forward-Looking Statements

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. or Constellation Energy Group, Inc. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov . In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, P.O. Box 14000, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Shareholder Services, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Md. 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group’s directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group’s filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.